Nubia Brand International Corp.
13355 Noel Rd, Suite 1100
Dallas, TX 75240

December 27, 2021

VIA EDGAR & TELECOPY

Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Nubia Brand International Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-261114) (the “Registration Statement”)

Ladies and Gentlemen:

On December 20, 2021, the Company requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 5:00 p.m. EST on Tuesday, December 28, 2021 or as soon thereafter as practicable. We hereby withdraw such request.

Very truly yours,

Nubia Brand International Corp.

By:	/s/ Jaymes Winters
	Name:	Jaymes Winters
	Title:	Chief Executive Officer